Mercedes-Benz Auto Lease Trust 2024-B
Investor Report
Collection Period Ended 30-Nov-2024
Page 1 of 7

Amounts in USD

Dates

Collection Period No.	3			
Collection Period (from... to)	1-Nov-2024	30-Nov-2024		
Determination Date	12-Dec-2024			
Record Date	13-Dec-2024			
Payment Date	16-Dec-2024			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Nov-2024	16-Dec-2024	Actual/360 Days	31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Nov-2024	15-Dec-2024	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,000,000.00	131,818,110.16	86,620,971.50	45,197,138.66	162.579635	0.311586
Class A-2A Notes	184,500,000.00	184,500,000.00	184,500,000.00	0.00	0.000000	1.000000
Class A-2B Notes	280,000,000.00	280,000,000.00	280,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	464,500,000.00	464,500,000.00	464,500,000.00	0.00	0.000000	1.000000
Class A-4 Notes	76,250,000.00	76,250,000.00	76,250,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,283,250,000.00**	**1,137,068,110.16**	**1,091,870,971.50**	**45,197,138.66**		

Overcollateralization	166,747,421.25	188,499,664.76	188,499,664.76
Total Securitization Value	**1,449,997,421.25**	**1,325,567,774.92**	**1,280,370,636.26**
present value of lease payments	690,822,957.79	600,195,562.19	572,153,551.14
present value of Base Residual Value	759,174,463.46	725,372,212.73	708,217,085.12

	Amount	Percentage
Initial Overcollateralization Amount	166,747,421.25	11.50%
Target Overcollateralization Amount	188,499,664.76	13.00%
Current Overcollateralization Amount	188,499,664.76	13.00%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	45,197,138.66	162.579635
Class A-2A Notes	4.570000%	702,637.50	3.808333	702,637.50	3.808333
Class A-2B Notes	5.245630%	1,264,779.68	4.517070	1,264,779.68	4.517070
Class A-3 Notes	4.230000%	1,637,362.50	3.525000	1,637,362.50	3.525000
Class A-4 Notes	4.220000%	268,145.83	3.516667	268,145.83	3.516667
Total		**3,872,925.51**		**$49,070,064.17**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,377,497,550.19**	**1,253,067,903.86**	**1,207,870,765.20**

Available 2024-B Collections	
Lease Payments Received	26,794,145.76
Net Sales Proceeds-early terminations (incl Defaulted Leases)	23,701,586.63
Net Sales Proceeds-scheduled terminations	9,561,108.75
Excess wear and tear included in Net Sales Proceeds	10,338.48
Excess mileage included in Net Sales Proceeds	65,822.02
Subtotal	60,056,841.14
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	216,023.86
Total Available Collections	**60,272,865.00**

Distribution on the Exchange Note	
(1) Total Servicing Fee	1,104,639.81
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (4.58%)	4,782,542.50
(3) Exchange Note Principal Distributable Amount	45,197,138.66
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	9,188,544.03
Total Distribution	**60,272,865.00**

Available Funds ABS Notes	
Total Exchange Note Payments	49,979,681.16
Reserve Account Draw Amount	0.00
Total Available Funds	**49,979,681.16**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	3,872,925.51
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	45,197,138.66
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	909,616.99
Total Distribution	**49,979,681.16**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,104,639.81	1,104,639.81	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	3,872,925.51	3,872,925.51	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	702,637.50	702,637.50	0.00
thereof on Class A-2B Notes	1,264,779.68	1,264,779.68	0.00
thereof on Class A-3 Notes	1,637,362.50	1,637,362.50	0.00
thereof on Class A-4 Notes	268,145.83	268,145.83	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	3,872,925.51	3,872,925.51	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	45,197,138.66	45,197,138.66	0.00
Principal Distribution Amount	45,197,138.66	45,197,138.66	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,624,993.55
Reserve Fund Amount - Beginning Balance	3,624,993.55
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	12,812.60
minus Net Investment Earnings	12,812.60
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,624,993.55
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	12,812.60
Net Investment Earnings on the Exchange Note	
Collection Account	203,211.26
Investment Earnings for the Collection Period	216,023.86

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,449,997,421.25	29,489
Securitization Value beginning of Collection Period	1,325,567,774.92	27,501
Principal portion of lease payments	15,964,021.60	
Terminations- Early	18,754,567.67	
Terminations- Scheduled	7,965,436.24	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,513,113.15	
Securitization Value end of Collection Period	1,280,370,636.26	26,644

Pool Factor	88.30%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	10.95%	10.95%
Weighted Average Remaining Term (months)	27.02	25.25
Weighted Average Seasoning (months)	15.14	16.86
Aggregate Base Residual Value	950,319,643.33	866,750,813.36
Cumulative Turn-in Ratio		45.45%
Proportion of base prepayment assumption realized life to date		207.26%
Actual lifetime prepayment speed		0.98%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,274,977,351.58	26,538	99.58%
31-60 Days Delinquent	3,441,847.24	73	0.27%
61-90 Days Delinquent	1,285,518.24	23	0.10%
91-120 Days Delinquent	665,919.20	10	0.05%
Total	1,280,370,636.26	26,644	100.00%

Delinquency Trigger	**5.684%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.152%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	2,124,419.68	44	5,650,953.70	120
Liquidation Proceeds	1,867,573.47		5,274,204.63	
Recoveries	86,126.47		88,177.28	
Principal Net Credit Loss / (Gain)	170,719.74		288,571.79	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.157%	
Prior Collection Period	0.244 %	
Second Prior Collection Period	(0.066%)	
Third Prior Collection Period	NA	
Four Month Average	0.112%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value		0.020%
Average Net Credit Loss / (Gain)		2,404.76

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	27,108,697.38	813	94,703,052.94	2,725
Sales Proceeds and Other Payments Received	30,874,380.76		108,417,868.16	
Residual Loss / (Gain)	(3,765,683.38)		(13,714,815.22)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(3.468)%	
Prior Collection Period	(3.621%)	
Second Prior Collection Period	(2.497%)	
Third Prior Collection Period	NA	
Four Month Average	(3.196)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value		(0.946)%
Average Residual Loss / (Gain)		(5,032.96)